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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM F-X

                   APPOINTMENT OF AGENT FOR SERVICE OF PROCESS
                                 AND UNDERTAKING


A.   Name of issuer or person filing ("Filer"): GERDAU AMERISTEEL CORPORATION

B.   (1) This is [check one]:

     [x] an original filing for the Filer

     [ ] an amended filing for the Filer

     (2) Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T rule 101(b)(9) [ ]

C.   Identify the filing in conjunction with which this form is being filed:


                  Name of registrant:                           GERDAU AMERISTEEL CORPORATION
                  Form type:                                    REGISTRATION STATEMENT ON FORM F-10
                  File Number (if known):                       NOT AVAILABLE
                  Filed by:                                     GERDAU AMERISTEEL CORPORATION
                  Date Filed (if filed concurrently, so         OCTOBER 5, 2004 (FILED CONCURRENTLY WITH
                  indicate):                                    FILING OF THE REGISTRATION STATEMENT ON FORM F-10)


D. The Filer is incorporated or organized under the laws of the Province of Ontario and has its principal place of business at 5100 WEST LEMON STREET, TAMPA, FLORIDA, UNITED STATES, 33609, TELEPHONE: (813) 286-8383.

E. The Filer designates and appoints GERDAU AMERISTEEL US INC. located at 5100 WEST LEMON STREET, SUITE 312, TAMPA, FLORIDA, UNITED STATES, 33609, TELEPHONE:
(813) 286-8383 as the agent of the Filer ("Agent") upon whom may be served any process, pleadings, subpoenas, or other papers in:


               (a) any investigation or administrative proceeding conducted by the Commission; and

               (b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of


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          Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered by the Filer on Form F-10 on October 1, 2004 or any purchases or sales of any security in connection therewith and (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises or any purchases or sales of such securities. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F. The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the Filer has ceased reporting under the Exchange Act.

     The Filer further undertakes to advise the Commission promptly of any change to the Agent's name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G. The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Registration Statement on Form F-10, the securities to which the Registration Statement on Form F-10 relates and the transactions in such securities.




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     The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Tampa, State of Florida, Country of United States, this 5th day of October, 2004.



                                    GERDAU AMERISTEEL CORPORATION




                                    By:   /s/ Tom J. Landa
                                       -----------------------------------------
                                       Name:  Tom J. Landa
                                       Title: Vice-President, Finance, Chief
                                              Financial Officer and Secretary



This statement has been signed by the following person in the capacity indicated on October 5, 2004:





                                    GERDAU AMERISTEEL US INC., AS AGENT
                                    FOR SERVICE OF PROCESS OF GERDAU AMERISTEEL
                                    CORPORATION


                                    By:   /s/ Tom J. Landa
                                       -----------------------------------------
                                       Name:  Tom J. Landa
                                       Title: Vice-President, Finance, Chief
                                              Financial Officer and Secretary